UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

AMERICAN SIERRA GOLD CORP.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

029616 109

(CUSIP Number)

Wayne Gruden,  200 S. Virginia, 8th Floor  Reno,  Nevada  89501  Phone : 775-398-3044

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GRUDEN WAYNE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
33,000,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
33,000,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.03%

14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer

This statement relates to shares of Common Stock, $0.001 par value (the "Shares") of American Sierra Gold Corp., a Nevada corporation (the "Issuer"). The address of the Issuer's principal executive offices currently is: 200 S. Virginia Street, 8th Floor, Reno, Nevada 89501.

Item 2.	Identity and Background

(a)	This statement is being filed on behalf of Wayne Gruden, an individual (the Reporting Person”).

(b)	The business address of the Reporting Person is: 200 S. Virginia, 8th Floor, Reno, Nevada 89501.

(c)	The Reporting Person’s present occupation is as the President, Secretary and a Director of the Issuer.

(d)	The Reporting Person, within the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

Effective March 26, 2009, the Reporting Person concluded private purchase transactions with the Issuer’s former controlling stockholders, officers and directors resulting in the Reporting Person’s acquisition of 1,300,000 Shares (pre-forward stock split) and a change of control of the Issuer further described in Item 4. The Shares were acquired by the Reporting Person from Alexander Hornostai and Dmitry Ruzhytskiy in two separate transactions at a purchase price of $0.02 per Share, or an aggregate of $26,000, pursuant to the terms and conditions of stock purchase agreements. The Reporting Person was able to purchase the Shares utilizing his source of personal funds. A form of the stock purchase agreement used in the two private purchase transactions is attached hereto as Exhibit A.

Item 4.	Purpose of Transaction

The Reporting Person acquired the Shares (described in Item 3 above) in connection with a structured change of control transaction of the Issuer for the express purpose of changing the Issuer’s business operations model from an online music seller specializing in Ukrainian classical and folk music to a precious metals mineral acquisition, exploration and development company. On February 13, 2009 the Issuer caused Articles of Incorporation to be filed with the Nevada Secretary of State to create a wholly-owned subsidiary under the name of American Sierra Gold Corp. (the “Subsidiary”), initially formed to begin investigating the precious metals sector and potential business opportunities. On March 25, 2009 the Reporting Person was appointed as a director, president, secretary and treasurer of the Issuer and on March 26, 2009 Messrs. Hornostai and Ruzhytskiy resigned their positions as directors of the Issuer upon completion of the transactions described in Item 3, thereby causing the Reporting Person to become the sole remaining director and officer of the Issuer.

On April 30, 2009 the Reporting Person caused the Subsidiary to enter into a Property Option Agreement (“Option Agreement”) with Yale Resources Ltd., a Canadian public company listed on the TSX Venture Exchange, in connection with the change of the Issuer’s business model and operations objectives to focus on precious metals industry market opportunities in order to develop the Issuer and enhance stockholder value. The Option Agreement is incorporated herein by reference as Exhibit B.

Proceeding with the Issuer’s new business operations objectives focused on precious metals industry market opportunities, the Reporting Person determined that it was in the best interests of the Issuer to merge the Subsidiary with and into the Issuer, change the Issuer’s corporate name to “American Sierra Gold Corp.,” assume the Option Agreement and all rights and obligations pertaining thereto, and cause the Issuer to effect a 40-for-1 forward stock split for all outstanding Shares (“Stock Split”). By approval of the Reporting Person as the sole director and controlling stockholder of the Issuer, on April 20, 2009 the Issuer and Subsidiary entered into an Agreement and Plan of Merger and caused the same to be filed as an attachment to Articles of Merger filed with the Nevada Secretary of State on April 29, 2009. Also, on April 29, 2009 the Reporting Person caused a Certificate of Change to be filed with the Nevada Secretary of State providing for the terms and conditions of the Issuer’s Stock Split. Effective May 20, 2009, pursuant to the Articles of Merger and Certificate of Change, the Subsidiary was merged with and into the Issuer, with the Issuer surviving under the new corporate name of “American Sierra Gold Corp.,” and the Stock Split was effected. As a result, the separate corporate existence of the Subsidiary was terminated and the rights and obligations of the Option Agreement were assumed by the Issuer and the Issuer commenced its new business and operations in the precious metals industry. Additionally, the provisions of the Issuer’s articles of incorporation and bylaws continued in full force and effect, notwithstanding the change of the Issuer’s name and the Stock Split effected by the Articles of Merger and Certificate of Change, respectively. The Articles of Merger, which include a copy of the Agreement and Plan of Merger, and Certificate of Change are incorporated herein by reference as Exhibits C and D, respectively.

On September 29, 2009, by approval and resolution of the Reporting Person as the sole director of the Issuer, Johannes Petersen was appointed as a director on the Issuer’s Board of Directors and as the Issuer’s new Chief Financial Officer, pursuant to terms and conditions of a Consulting Agreement between the Issuer and Mr. Petersen. Under the terms and conditions of the Consulting Agreement, the Reporting Person approved a restricted stock award grant to Mr. Petersen as compensation for services to the Issuer; however, on October 14, 2009 the Reporting Person personally assumed the Issuer’s obligation to provide such stock compensation component to Mr. Petersen pursuant to the Consulting Agreement and entered into a private transaction with Mr. Petersen and issued him a warrant representing the right to acquire up to 1,000,000 of the Reporting Person’s 52,000,000 Shares (post-Stock Split), at an exercise price of $0.01 per Share (the “Petersen Warrant”). Although the Shares underlying the Petersen Warrant are exercisable at any time until the expiration date, the Reporting Person maintains voting control of such Shares underlying the Petersen Warrant unless and until exercised at the discretion of Mr. Petersen.

Simultaneously with issuing the Petersen Warrant, the Reporting Person also returned 19,000,000 Shares held in his name to the Issuer for cancellation, such that both the Reporting Person’s holdings and the Issuer’s total issued and outstanding share amount were each reduced by 19,000,000 shares, accordingly. The return of 19,000,000 of Reporting Person’s Shares was considered a contribution to the capital of the Issuer. Circumstances and terms regarding the Petersen Warrant and the Reporting Person’s return of 19,000,000 Shares to the Issuer for cancellation were disclosed in the Issuer’s current report on Form 8-K filed with the SEC on October 16, 2009, and is hereby incorporated by reference in its entirety.

Although there is no present intention to change the Issuer’s number of authorized directors, the Reporting Person reserves the right, along with the other director(s), to identify and appoint such qualified candidate(s) to the Issuer’s Board of Directors, as may be deemed appropriate now or in the future. The Issuer’s Board of Directors currently consists of the Reporting Person and Mr. Petersen. The Consulting Agreement for Mr. Petersen as approved by the Reporting Person is incorporated herein by reference as Exhibit E.

The Reporting Person, subject to and depending upon availability of prices he deems favorable, may purchase additional Shares of the Issuer from time to time in the open market or in privately negotiated transactions with third parties. Further, while it is not the present intention of the Reporting Person to do so, he reserves the right to dispose of the Shares held by him in the open market or in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

Subject to ongoing evaluation, except as otherwise set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)
Any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)
The Reporting Person beneficially owns an aggregate of 33,000,000 Shares, representing 49.03% of such outstanding class of the Issuer’s securities, determined in accordance with Rule 13d-3(d)(1). The percentage calculation is based upon 67,301,843 outstanding Shares at March 15, 2010, as reported in the Issuer’s most recent quarterly report on Form 10-Q for the period ended January 31, 2010 filed with the SEC on March 17, 2010.

(b)
The following table sets forth the number of Shares as to which the Reporting Person has:

(i) the sole power to vote or direct the vote: 33,000,000
(ii) shared power to vote or direct the vote: 0
(iii) sole power to dispose or to direct disposition: 33,000,000
(iv) shared power to dispose or to direct disposition: 0

(c)	The information contained in Item 3 above is hereby incorporated by reference in its entirety.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except with regard to the Petersen Warrant and as otherwise disclosed in Item 3, the Reporting Person has no other contracts, arrangements, understandings or relationship with respect to securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit A – Stock Purchase Agreement (see below)
Exhibit B – Property Option Agreement (1)
Exhibit C – Articles of Merger (2)
Exhibit D – Certificate of Change (3)
Exhibit E – Consulting Agreement for Johannes Petersen(4)

(1) Incorporated by reference as Exhibit 10.01 to the Issuer’s Current Report on Form 8-K filed May 5, 2009.
(2) Incorporated by reference as Exhibit 3.01 to the Issuer’s Current Report on Form 8-K filed May 27, 2009.
(3) Incorporated by reference as Exhibit 3.02 to the Issuer’s Current Report on Form 8-K filed May 27, 2009.
(4) Incorporated by reference as Exhibits 10.1 to the Issuer’s Current Report on Form 8-K filed October 5, 2009.

Exhibit A

STOCK PURCHASE AGREEMENT

THIS Stock Purchase Agreement (this “Agreement”) dated __________________, 2009, is made by and between Wayne Gruden (the “Purchaser”), and (the “Seller”).

The purpose of this Agreement is to set forth the terms whereby the Purchaser will buy ____________ shares of C.E. Entertainment Inc.’s (the “Company”) common stock (the “Shares”) from the Seller.

The following numbered paragraphs reflect the entire understanding of the arrangement between Purchaser and Seller.

1. Terms of Conditions of Purchase

The Purchaser agrees to buy the Shares.

2. Terms of Settlement

Purchase price for the Shares shall be US$______(United States dollars).

3. Restricted Status of the Shares; Subsequent Dispositions.

The Purchaser hereby confirms its understanding that the Shares to be delivered to the Purchaser will be “restricted securities” as that term is defined in Rule 144 under the under the Securities Act of 1933, as amended (the “Securities Act”), and agrees that such Shares shall bear a restrictive legend indicating that they have not been registered under the Securities Act. The Purchaser hereby agrees that it shall not make any subsequent offer, sale, transfer, or pledge of the Shares unless such disposition is pursuant to registration under the Securities Act and any applicable securities laws of any state or pursuant to an exemption therefrom.

4. Representations and Warranties of Seller

Seller represents and warrants that:

(a) immediately prior to and at the Closing, the Seller shall be the legal and beneficial owner of the Shares and the Seller shall transfer to the Purchaser the Shares free and clear of all liens, restrictions, covenants or adverse claims of any kind or character;

(b) the Seller has the legal power and authority to execute and deliver this Agreement and all other documents required to be executed and delivered by the Seller hereunder and to consummate the transactions contemplated hereby;

(c) the Seller is, and has been during the past ninety (90) days, an officer, director, 10% or greater shareholder or "affiliate" of the Company, as that term is defined in Rule 144 promulgated under the Securities Act;

(d) there are no investigations, actions, suits or proceedings, administrative or otherwise, threatened or pending to the knowledge of the Seller that affect each Seller’s rights to their respective Shares or the sale of their respective Shares;

(e) the warranties and representations of the Seller and the provisions hereof shall survive the date hereof, and the consummation of the transactions contemplated herein;

(f) the Seller shall indemnify, defend and hold harmless Purchaser from and against all liabilities incurred by Purchaser, directly or indirectly, including without limitation, all reasonable attorney’s fees and court costs, arising out of or in connection with the purchase of the each of the Seller’s respective Shares set forth in this Agreement, except where fraud, intent to defraud or default of payment evolves on the part of Purchaser; and

(g) such Seller is not insolvent, is not in receivership, nor is any application for receivership pending; no proceedings are pending by or against it in bankruptcy or reorganization in any State or Federal court, nor has it committed any act of bankruptcy.

5. Entire Agreement

This Agreement sets forth the entire understanding and agreement between the parties with reference to the subject matter hereof, and there are no other agreements, inducements, understandings, restrictions, warranties or other representations verbal or otherwise between the parties other than those set forth herein.

6. Legal Agreement

By the signatures of their appointed representatives appearing below, the Purchaser and Seller will have duly executed and delivered this agreement, constituting a legal, valid and binding agreement enforceable under the laws of the State of Nevada in accordance with its terms.

7. Further Acts

Each party to this Agreement agrees to perform any further acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Agreement.

8. Survival

This Agreement shall be binding on, and shall inure to the benefit of, the parties and their respective heirs, legal representatives, successors and assigns.

9. Notice

All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing, and shall be deemed to have been duly given (1) on the date of delivery, if delivered personally, or sent by facsimile by 3:00 p.m. local time at the place of delivery on such date, followed by an original delivered by first class mail, registered or certified, return receipt requested, postage prepaid, to the party to whom notice is to be given, (2) within 72 hours after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered or certified mail, return receipt requested, postage prepaid, or (3) on the following day if sent by a nationally recognized overnight delivery services, in each case, properly addressed to the party at his address set forth on the signature page of this Agreement or any other address that any party may designate by written notice to the others.

10. Assignment and Termination

No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other party.

11. Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Each of the parties hereto has executed this Agreement to be effective as of the day and year first above written.

SELLER:
WITNESSED BY:

_______________________
Name
_______________________
Address
_______________________

_______________________
Occupation

PURCHASER:
WITNESSED BY:

_______________________
Name
_______________________
Address
_______________________

_______________________
Occupation

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

American Sierra Gold Corp.

March 18, 2010	By:	/s/ Wayne Gruden
President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)